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                                                                   Exhibit 99.13

                                                        AS EXECUTED -- CONFORMED



                  SECURITY AGREEMENT dated as of July 1, 1998 by and among Astra Merck Inc., a Delaware corporation ("KBI"), Astra Merck Enterprises Inc., a Delaware corporation ("KBI-E"), and Astra AB, a company limited by shares organized and existing under the laws of Sweden ("KB").

                              W I T N E S S E T H:

                  WHEREAS, KB; Merck & Co., Inc., a New Jersey corporation ("TR"); Astra USA, Inc., a New York Corporation and an indirect wholly-owned subsidiary of KB ("KB USA"); KB USA, L.P., a Delaware limited partnership of which KB is general partner and KB USA is the limited partner; KBI; KBI-E; and certain other entities are parties to a Master Restructuring Agreement dated as of June 19, 1998 (as it may be amended, modified, supplemented or restated from time to time, the "Master Restructuring Agreement");

                  WHEREAS, KB and KBI are parties to the Amended and Restated License and Option Agreement dated as of the date hereof (the "Amended and Restated KBI License"); and

                  WHEREAS, pursuant to the terms of that certain Assignment and Assumption of Amended and Restated License and Option Agreement dated as of the date hereof by and between KBI and KBI-E (the "KBI License Assignment and Assumption Agreement"), KBI has assigned to KBI-E all of its rights to Licensed Compounds under the Amended and Restated KBI License, other than KBI's rights to the Selected Compounds and the Selected Uses of Licensed Compounds and all trademarks covered by the Trademark Rights Contribution Agreement; and

                  WHEREAS, KBI-E and the Partnership have entered into the Distribution Agreement dated as of the date hereof (the "Distribution Agreement"); and

                  WHEREAS, the Distribution Agreement is essential to the business of the Partnership.

                  NOW, THEREFORE, in consideration of the premises, covenants and warranties contained herein and in the Master Restructuring Agreement and as security for the Undertaking provided herein, KBI and KBI-E hereby agree for the benefit of KB as follows:

                  1. Defined Terms. Unless otherwise defined herein, terms defined in the Master Restructuring Agreement have such defined meanings when used herein and the following terms have the following meanings:

                    "Code" shall mean the Uniform Commercial Code as it may from time to time be in effect in the State of New York.

                    "Collateral" shall have the meaning specified in Section 3 hereof.

                    "Default" shall mean any breach of the Undertaking.
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                  "KBI-E Asset Option Agreement" shall mean the Asset Option
         Agreement made and entered into as of July 1, 1998 by and among KB, TR, KBI and KBI-E.

                  "Licensed Compounds" shall have the meaning set forth in the Amended and Restated KBI License.

                  "Security Agreement" shall mean this Security Agreement as it may be amended, supplemented, restated or otherwise modified.

                  "Undertaking" shall have the meaning specified in Section 2 hereof.

                  2. Undertaking. KBI and KBI-E, jointly and severally, covenant, undertake and warrant to KB that in the event of the Bankruptcy (as defined in the Master Restructuring Agreement) of KBI-E that results from the breach by KBI-E of Section 3.12 of the Master Restructuring Agreement, there shall be no rejection, termination or material alteration, impairment, assignment or modification of, or material interference with, the Distribution Agreement by the trustee in bankruptcy or debtor-in-possession. This undertaking (the "Undertaking") shall be coterminous with the term of the Amended and Restated KBI License.

                  3. Security. As collateral security for the Undertaking, KBI-E hereby pledges, assigns, transfers and grants to KB a continuing security interest in, and a first priority lien upon, all of KBI-E's right, title and interest in and to the Amended and Restated KBI License and the KBI License Assignment and Assumption Agreement and all additions to, substitutions for, and replacements and proceeds of any and all of the foregoing. Notwithstanding anything to the contrary contained herein, any royalties or other distributions paid to KBI-E by KBI pursuant to the Limited Sublicense Agreement or any other sublicense and any fees paid to KBI-E by the Partnership pursuant to the Distribution Agreement, including without limitation the franchise fee payable to KBI-E pursuant to Section 2 of the Distribution Agreement and any fees paid to KBI-E by any distributor of Licensed Compounds other than the Partnership, shall not constitute Collateral or "proceeds" of the Collateral for purposes of the preceding sentence. All property in which KBI or KBI-E grants to KB a security interest at any time hereunder is sometimes collectively called the "Collateral".

                  4. Rights of KB. KB shall not be liable for failure to collect or realize upon the Undertaking or any collateral security or guaranty therefor, or any part thereof, or for any delay in so doing, nor shall KB be under any obligation to take any action whatsoever with regard thereto.

                  5. Amendments, Modifications and Waivers with Respect to Obligations. KBI and KBI-E each waive diligence, presentment, protest, demand for payment and notice of default or nonpayment to or on themselves, respectively, with respect to the Undertaking.

                  6. Performance by KB of KBI's and KBI-E's Obligations. If KBI or KBI-E fails to perform or comply with any of its agreements contained herein and KB, as provided for by the terms of this Security Agreement, itself performs or complies, or otherwise causes performance or compliance, with such agreement, the expenses of KB incurred in connection with such performance or compliance, together with interest thereon (calculated on the basis of a 360-day year for the actual days elapsed) at three-month LIBOR plus two hundred (200) basis points, shall be payable by KBI and KBI-E, jointly and severally, to KB on demand.



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                  7. Remedies. Upon the occurrence of a Default, KB shall be entitled in its sole discretion, without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or on either KBI or KBI-E or any other person (all and each of which demands, advertisements and notices are hereby expressly waived to the extent permitted by applicable law), forthwith to collect, receive, appropriate and realize on the Collateral, or any part thereof, and may forthwith sell, assign, give option or options to purchase, contract to sell or otherwise dispose of and deliver said Collateral, or any part thereof, in one or more parcels at public or private sale or sales, at any of KB's offices or elsewhere on such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk, with the right to KB (to the extent permitted by applicable law) upon any such sale or sales, public or private, to purchase the whole or any part of said Collateral so sold, free of any right or equity of redemption in KBI or KBI-E, which right or equity is (to the extent permitted by applicable law) hereby expressly waived and released. In addition to the rights and remedies granted to KB in this Security Agreement and in any other instrument or agreement securing, evidencing or relating to the Undertaking, KB shall have all the rights and remedies of a secured party under the Code.

                  8. Representations and Warranties. KBI-E represents and warrants to KB that:

                           (i) It is the record and beneficial owner of, and has good and valid title to, the license that is the subject of the Amended and Restated KBI License, as assigned to KBI-E pursuant to the KBI License Assignment and Assumption Agreement, subject to no lien, encumbrance, option or other right whatsoever except the lien created hereby.

                           (ii) The granting of a security interest in the Amended and Restated KBI License and the KBI License Assignment and Assumption Agreement creates a valid first lien on, and perfected security interest in, KBI-E's right, title and interest in and to such Amended and Restated KBI License and KBI License Assignment and Assumption Agreement and the proceeds thereof, subject to no prior lien, encumbrance, option or other right or any agreement purporting to grant to any third party a prior lien on KBI-E's property or assets that would include such Amended and Restated KBI License or KBI License Assignment and Assumption Agreement.

                  9. Covenants. (a) KBI and KBI-E each covenant and agree with KB that so long as the Undertaking is outstanding it will defend KB's right, title and first priority security interest in and to the Collateral and the proceeds thereof against the claims and demands of all persons whomsoever.

                  (b) KBI and KBI-E shall take such further actions and execute such further documents and instruments as are necessary to perfect the security interest of KB in the Collateral (including, without limitation, the execution and delivery of UCC-1 Financing Statements and any other documents which must be filed with federal, state or local governmental offices in order to properly perfect the security interest of KB in the Collateral).

                  10. Limitation on KB's Duty in Respect of Collateral. KB shall not have any duty as to any Collateral in its control or in the control of any agent or nominee of it or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto.



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                  11. Governing Law. This Security Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflict of law rules other than Section 5-1401 of the New York General Obligations Law.

                  12. Certain Related Provisions. This Security Agreement is subject to Articles 9, 10 and 12 of the Master Restructuring Agreement.

                  13. Termination. Upon the consummation of the KBI-E Asset Purchase (as defined in the Master Restructuring Agreement), the lien created by this Security Agreement shall terminate to the extent that it relates to any Assignment Compound (as defined in the KBI-E Asset Option Agreement) or Discretionary Compound (as defined in the KBI-E Asset Option Agreement), the rights to which are purchased by KB pursuant to the KBI-E Asset Option Agreement (such Assignment Compounds and Discretionary Compounds being referred to herein collectively as the "Purchased Compounds"), and upon such termination, at the request of KBI or KBI-E and at their sole expense, KB will promptly execute and deliver to KBI and KBI-E a letter in the form of Exhibit A hereto and such instruments as are necessary to release the Collateral, to the extent that it relates to the Purchased Compounds, from the security interest created hereby (including without limitation UCC-3 termination statements or releases) and will assign, transfer and deliver to KBI or KBI-E, as applicable (without recourse and without any representation or warranty) any Collateral related to the Purchased Compounds as may be in the possession of KB that has not been sold or otherwise transferred or applied by KBI pursuant to the terms of this Security Agreement.



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                  IN WITNESS WHEREOF, KBI, KBI-E and KB have caused this
Security Agreement to be duly executed and delivered by their respective duly authorized officers as of the date first written above.

                                                ASTRA MERCK INC.



                                                By:  /s/ Peter E. Nugent
                                                     ---------------------------
                                                     Name:  Peter E. Nugent
                                                     Title: President



                                                ASTRA MERCK ENTERPRISES INC.



                                                By:  /s/ Peter E. Nugent
                                                     ---------------------------
                                                     Name:  Peter E. Nugent
                                                     Title: President



                                                ASTRA AB
                                                    (publ)



                                                By:  /s/ Goran Lerenius
                                                     ---------------------------
                                                     Name:  Goran Lerenius
                                                     Title: Authorized Signatory



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                                                                       EXHIBIT A
                                    ASTRA AB
                              [Address of Astra AB]


                                     [Date]



Astra Merck Inc.
[Address of Astra Merck Inc.]

Astra Merck Enterprises Inc.
[Address of Astra Merck Enterprises Inc.]

Ladies and Gentlemen:

         Reference is made to that certain Security Agreement (the "Security Agreement") dated as of July 1, 1998 by and among Astra Merck Inc., a Delaware corporation, Astra Merck Enterprises Inc., a Delaware corporation, and Astra AB, a company limited by shares organized and existing under the laws of Sweden ("Astra").

         Astra hereby acknowledges the termination of the Security Agreement



                                    Very truly yours,



                                    ASTRA AB



Acknowledged and Agreed:

ASTRA MERCK INC.



ASTRA MERCK ENTERPRISES INC.